

February 18, 2014

<u>Via E-mail</u>
Linda Perry
Executive Director
Digital Brand Media & Marketing Group, Inc.
747 Third Avenue, 2nd Floor
New York, NY 10017

> Re: **Digital Brand Media & Marketing Group, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2013**
> **Filed December 16, 2013**
> **File No. 0-52838**

Dear Ms. Perry:

We issued comments to you on the above captioned filing on January 30, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 4, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

> Sincerely,
>
> /s/ James Allegretto
>
> James Allegretto
> Senior Assistant Chief Accountant